

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2018

Robert A. Iger
Chairman and Chief Executive Officer
The Walt Disney Company
500 South Buena Vista St
Burbank, CA 91521

> **Re: The Walt Disney Company**
> **Registration Statement on Form S-4**
> **Filed April 18, 2018**
> **File No. 333-224335**

Dear Mr. Iger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

General

1. We note that concurrently with the execution of the merger agreement on December 13, 2017, Disney amended its bylaws to include an exclusive forum provision. We also note that at Disney's request in connection with the execution of the combination merger agreement and in order to conform to the forum selection bylaw adopted by Disney, 21CF also amended its bylaws to include an exclusive forum provision.

Please include disclosure in your document about the provision, its scope, its enforceability and its potential impact on the rights of investors. Include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

2. Provide us supplementally with copies of any board books or similar materials prepared by the financial advisors and shared with the boards of directors and their representatives.

3. Please revise, particularly the letter to stockholders, Questions and Answers, and Summary sections, to make the disclosures simple and clear. As an example only, we note that the carryover paragraph in the second and third pages of the letter to stockholders that starts with "At the special meeting of 21CF stockholders…" is one sentence that is over 25 lines long with no breaks or paragraph returns, making it very dense and difficult to read. As another example, the second sentence in answer to the question "What are the proposed transactions?" is approximately 13 lines long. In addition make the disclosures of formulas and calculations easy to follow and describe the purpose of each calculation and each input thereof. Where possible, put formulas and calculations in mathematical or tabular format, such as the calculations of the exchange ratio and the stock split multiple.

Questions and Answers About the Transactions and the Special Meetings, page 1

4. Please discuss in this section whether the parties will obtain updated fairness opinions and whether Disney and 21CF shareholders will be re-solicited to vote on the mergers based on the outcome of the distribution and transaction tax calculation. In addition, provide risk factor disclosure to that effect.

5. Please provide a simple and clear timeline regarding the expected timing of each material event. Specifically, clearly disclose approximate dates as well as when, in relation to each other, the following would occur:
   - the hook stock charter amendment;
   - the subdivision of the issued and outstanding shares of 21CF common stock;
   - the separation;
   - the distribution;
   - commencement of trading of New Fox common stock;
   - the final calculation of the exchange ratio including any adjustments thereto; and
   - the closing of the merger.

What is the exchange ratio?, page 5

6. The first time you discuss the "reference price per share of Disney common stock used to calculate the initial exchange ratio," please explain how the $102 reference price was determined.

Summary, page 18

7.   Please provide organization charts depicting the parties before and after the transactions discussed herein. For each entity, be sure to represent its business and its major shareholders including the hook stock.

Consideration for the Initial Merger, page 21

8.   You disclose that each hook stock share will be exchanged automatically for a fraction of a share of Disney series B convertible preferred stock or common stock at the discretion of Disney's board. Please revise to define "hook stock" on page ii of the registration statement, given the pending vote on the hook stock charter amendment proposal and merger contingency related to the receipt of legal comfort for the related tax treatment. Additionally, tell us the number of estimated Disney shares that will be issued in exchange for hook shares. If the exchange of Disney shares for these hook shares will represent a material portion of the purchase price, revise your disclosures on page 204 to disclose the estimated purchase price attributed to the exchange of these shares and how you estimated the fair value given the option to exchange them for convertible preferred stock or common stock. Consider adding a brief but separate discussion in the Questions and Answers or Summary sections to explain what will happen to the hook stock in the mergers and the distribution, and how that might affect the rights and value of stock held by non-hook stock investors.

Sky Acquisition, page 22

9.   Please update to discuss Comcast's bid for Sky at £12.50 per share, which resulted in Sky dropping its support for the offer by 21CF, and the consequences to the companies and the transactions. Disclose that in connection with delivering their fairness opinions, Disney's and 21CF's financial advisors used a Sky implied share price of £10.75, which is 21CF's offer price for the Sky acquisition made prior to Comcast's bid.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 52

10.   Please add a footnote to state how the book value per Disney common share at December 30, 2017 and September 30, 2017 was calculated or determined.

Risk Factors, page 58

11.   We note your disclosure on page 58 that following the execution of the combination merger agreement, on December 22, 2017, the United States Congress enacted new tax legislation that, among other things, reduced the maximum corporate income tax rate from 35% to 21%. Disclose that in connection with delivering its fairness opinion dated December 13, 2017, Goldman Sachs, financial advisor to 21CF, performed an illustrative discounted cash flow analysis that reflected a tax rate for RemainCo of approximately 33%. Please address how the subsequent change in tax rate may affect the reliability of Goldman Sachs' opinion.

Recommendation of the 21CF Board; 21CF's Reasons for the Transactions , page 103

12.   Please disclose whether in evaluating the combination merger agreement and the transactions contemplated thereby, the 21CF board considered:
    •   The unknown amount of the transaction tax and exchange ratio adjustment;
    •   That the implied value of the merger consideration will fluctuate with the market price of Disney common stock. In this regard, we note that as of the date of this letter the price of Disney stock has declined since December 13, 2017; and
    •   How the significant passage of time between the board recommendation and the vote and closing of the merger transaction would impact the parties' operations, performance or any of the projections or assumptions.

        In addition, disclose how the above factors impacted the 21CF board's ability to rely on the opinion of Goldman Sachs.

Opinion of 21CF's Financial Advisor , page 109

13.   Please disclose whether any material changes in the parties' operations, performance or in any of the projections or assumptions upon which Goldman Sachs based its opinion have occurred since December 13, 2017 or are anticipated to occur before expiration of the solicitation. Provide the same disclosure with respect to the Guggenheim and J.P. Morgan opinions starting on page 125.

Certain 21CF Forecasts, page 118

14.   Please identify the material assumptions and estimates underlying the projections you disclose. While we note you discuss adjustments, it appears you do not discuss the underlying assumptions for the forecasts.

Recommendation of the Disney Board; Disney's Reasons for the Transactions, page 121

15.   Please disclose whether in evaluating the combination merger agreement and the transactions contemplated thereby, the Disney board considered:

•   That the implied value of the merger consideration will fluctuate with the market price of Disney common stock; and
•   How the significant passage of time between the board recommendation and the vote and closing of the merger transaction would impact the parties' operations, performance or any of the projections or assumptions.

In addition, disclose how the above factors impacted the Disney board's ability to rely on the opinions of its financial advisors.

Disney Selected Public Trading Multiple Analyses, page 142

16.   Please disclose the selected publicly traded companies in the parks and resorts sector and the consumer products sector that Guggenheim Securities and J.P. Morgan deemed relevant for purposes of this analysis. If any companies meeting the criteria were excluded disclose why. In addition, if any companies meeting the selection criteria were excluded from the Goldman Sachs Selected Precedent Transactions analysis or the Guggenheim and J.P. Morgan Selected Precedent Transactions Analyses and the Selected Public Trading Multiple Analyses also state why.

Certain Disney Forecasts, page 143

17.   Please disclose the material assumptions and estimates underlying the Disney Internal Estimates.

21CF Disney Forecasts, page 145

18.   Please disclose how the 21CF Disney forecasts through 2023 were obtained from the Disney street estimates showing performance through 2020 and 2021. Likewise, explain how Goldman Sachs created the Disney Pro Forma forecasts through 2023 based in part on 21CF forecasts through 2022.

19.   We note your disclosure that "Goldman Sachs compiled for 21CF management illustrative standalone forecasted financial information for Disney reflecting the Disney street estimates as adjusted by 21CF management." Please disclose the adjustments 21CF management made to the Disney street estimates.

Disney Pro Forma Forecasts, page 145

20.   Please clarify the meaning of the statement on page 147 that "information about the Disney prospective financial information set forth above does not give effect to the transactions" given that the Disney Pro Forma Forecasts, which are included among the

Disney prospective financial information, appear to reflect the combination of Disney and RemainCo.

21.   Please revise the statement on page 147 that readers "are cautioned not to place undue, if any, reliance on the Disney prospective financial information." Investors are entitled to rely on the disclosure. We also note from page 145 that 21CF management directed Goldman Sachs' use of the 21CF Disney forecasts for purposes of its financial analyses, upon which 21CF relied in making its recommendation.

The Combination Merger Agreement

Treatment of 21CF Equity Compensation Awards in the Transactions, page 157

22.   We note your disclosure on pages 157 and 158 regarding the treatment of equity awards in connection with the separation, treatment of 21CF performance stock units, and treatment of 21CF retention stock units. Please tell us the planned accounting treatment for each of these awards, tell us the applicable accounting guidance considered, and revise to disclose whether any material incremental compensation expense is expected as a result of the treatment of these awards. Finally, if the treatment of these awards will result in material compensation expense and/or a material impact to the purchase price allocation, tell us whether you considered disclosure within the pro forma financial statements.

Other Agreements

Tax Matters Agreement, page 184

23.   We note from the third bullet point that under certain circumstances, Disney is responsible for any hook stock taxes. We further note from the fourth bullet point that under differing circumstances, New Fox must indemnify Disney for a portion of hook stock taxes. Please revise to provide an estimate with regard to hook stock taxes that may be incurred and for which Disney will be fully responsible, in the third bullet point.

24.   On a related matter, we note from page 70 that if the elimination rulings with regard to the hook stock are not obtained, Disney may exchange the hook stock shares for Disney common stock or Disney series B convertible preferred stock. Please revise to provide an estimate of when you expect to receive final notice from the ATO on such elimination rulings.

21CF Proposal No. 4 - Stock Split Charter Amendment Proposal, page 259

25.   Here or in an appropriate place please explain why the stock split is needed and how the stock split multiple serves that purpose.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at 202-551-3624 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.

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